Exhibit 23.5

Consent of Director Nominee

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby consents to being named in the draft registration statement and subsequently in the registration statement on Form S-1 (Registration No. 333-255955) and in all subsequent amendments and post-effective amendments or supplements thereto and in any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act (the “Registration Statement”) of Alzamend Neuro, Inc., a Delaware corporation (the “Company”), as an individual to become a director of the Company and to the inclusion of his biographical information in the Registration Statement.

IN WITNESS WHEREOF, the undersigned has executed this consent as of the 18th day of May, 2021.

/s/ Andrew H. Woo, M.D., Ph.D.
Andrew H. Woo, M.D., Ph.D.